FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May, 2014
Commission File Number 1-11080

THE ICA CORPORATION
(Translation of registrant's name into English)

Blvd. Manuel Avila Camacho 36
Col. Lomas de Chapultepec
Del. Miguel Hidalgo
11000 Mexico City
Mexico
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F.....x.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ...... No...x...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Empresas ICA, S.A.B. de C.V. Announces a Tender Offer for Up to U.S.$150 million of its Outstanding 8.375% Senior Notes Due 2017 and Concurrent New Bond Offering

MEXICO CITY, MEXICO, May 14, 2014 – EMPRESAS ICA, S.A.B. DE C.V. (BMV and NYSE: ICA) (the “Company”) announced today that it has commenced an offer to purchase (the “Tender Offer”) up to U.S.$150 million aggregate principal amount (the “Maximum Tender Amount”) of its outstanding 8.375% Senior Notes due 2017 (CUSIP Nos. 29246D AB0 / P37149 AQ7; ISIN Nos. US29246DAB01 / USP37149AQ72) (the “Notes”) upon the terms and subject to the conditions set forth in the Offer Documents (as defined below). Concurrently with the Tender Offer, the Company announced it intends to conduct an offering of new notes exempt from the registration requirements of the U.S. Securities Act of 1933, as amended (the “Securities Act”).

The Tender Offer

The Tender Offer will expire at midnight, New York City Time, on June 11, 2014, (such time and date, as the same may be extended, the “Expiration Time”). Holders who validly tender Notes at or prior to 5:00 P.M., New York City Time, on May 28, 2014 (such time and date, as the same may be extended, the “Early Tender Deadline”), unless the Tender Offer is earlier terminated or withdrawn by the Company, will be eligible to receive the Total Consideration (as described below). Holders who validly tender Notes after the Early Tender Deadline, but at or prior to the Expiration Time, unless the Tender Offer is earlier terminated or withdrawn by the Company, will be eligible to receive the Tender Offer Consideration (as described below). Notes tendered may be withdrawn at any time at or prior to 5:00 P.M., New York City Time, on May 28, 2014 (such time and date, as the same may be extended, the “Withdrawal Deadline”) but not thereafter.

Holders of Notes who validly tender Notes in the Tender Offer will receive, in addition to accrued and unpaid interest, for each U.S.$1,000 principal amount of Notes tendered, an amount in cash in U.S. dollars equal to:

•	in the case of Notes tendered delivered at or prior to the Early Tender Deadline, an amount equal to U.S.$1,067.50 (the “Total Consideration”), consisting of (i) an amount equal to U.S.$1,037.50 (the “Tender Offer Consideration”), plus (ii) an amount equal to U.S.$30.00 (the “Early Tender Payment”) and

•	in the case of Notes tendered delivered after the Early Tender Deadline, but at or prior to the Expiration Time, the Tender Offer Consideration.

The terms and conditions of the Tender Offer are set forth in an Offer to Purchase dated the date hereof (as it may be amended or supplemented from time to time, the “Statement”), and in the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal” and collectively with the Statement, the “Offer Documents”). The Company may amend, extend, terminate or withdraw the Tender Offer or increase or decrease the Maximum Tender Amount. Completion of the Tender Offer is subject to the satisfaction or waiver of a financing condition (as discussed below) and a number of general conditions set forth in the Offer Documents.

The Company’s obligation to accept for purchase and to pay for Notes validly tendered and not withdrawn pursuant to the Tender Offer is subject to the satisfaction or waiver of certain conditions, which are more fully described in the Statement, including, among others, the Company’s receipt of at least U.S.$500 million of aggregate net proceeds from a concurrent offering of senior notes exempt from the registration requirements of the Securities Act, on terms satisfactory to the Company in its sole discretion (the “Concurrent Offering”).

Proration

If holders of more than the Maximum Tender Amount validly tender their Notes pursuant to the Tender Offer, the Company will accept Notes for purchase and pay such holders on a pro rata basis among tendering holders of the Notes. As a result, each holder who validly tenders Notes pursuant to the Tender Offer may have a portion of their Notes returned to them, and the amount of Notes returned will depend on the level of participation of holders in the Tender Offer. If the Tender Offer is fully subscribed as of the Early Tender Deadline and the Company accepts any Notes for purchase, the Company will prorate its purchase of such Notes and will not accept for purchase any Notes tendered after the Early Tender Deadline. If the Tender Offer is not fully subscribed as of the Early Tender Deadline, holders who validly tender Notes after the Early Tender Deadline may be subject to proration, but holders who validly tender Notes at or prior to the Early Tender Deadline and whose Notes are accepted for purchase will not be subject to such proration.

Notes will be accepted only in principal amounts of integral multiples of U.S.$1,000. After application of the pro rata calculation, the Company will round the principal amount of each tender of Notes down to the nearest U.S.$1,000. In the event of a proration of tenders, the Company will only accept tenders of Notes subject to proration to the extent such proration will not result in the Company rejecting Notes from such holder in an aggregate principal amount of less than U.S.$150,000. If Notes are accepted for purchase pursuant to the Tender Offer and the principal amount of validly tendered Notes to be returned to a holder as a result of proration would result in less than a minimum principal amount of U.S.$150,000 being returned to such holder, the Company will accept all of such holder’s validly tendered Notes, subject to the Maximum Tender Amount.

Settlement

Subject to the terms and conditions of the Tender Offer being satisfied or waived and to the Company’s right to amend, extend, terminate or withdraw the Tender Offer, the Company expects that payment for all Notes validly tendered prior to the Early Tender Deadline and accepted by the Company will be made on the business day the Company selects promptly following the Early Tender Deadline, or the business day on which the Company waives the conditions to consummation of the Tender Offer (the “Early Payment Date”) and that payment for all Notes validly tendered after the Early Tender Deadline and at or prior to the Expiration Time and accepted by the Company will be made on the business day the Company selects promptly following the Expiration Time or the business day on which the Company waives the conditions to consummation of the Tender Offer (the “Final Payment Date”).

The Company expects the Early Payment Date (subject to any extension of the Early Tender Deadline) to be June 2, 2014.

Credit Suisse Securities (USA) LLC and Deutsche Bank Securities Inc. are the dealer managers for the Tender Offer. D.F. King & Co., Inc. has been appointed as the tender agent and information agent for the Tender Offer.

Persons with questions regarding the Tender Offer should contact Credit Suisse Securities (USA) LLC at (212) 538-2147 (collect) or (800) 820-1653 (toll-free) or Deutsche Bank Securities Inc. at (212) 250-7527 (collect) or (855) 287-1922 (toll-free).

The Offer Documents will be distributed to holders of Notes promptly. Holders who would like additional copies of the Offer Documents may call the information agent, D.F. King & Co., Inc., toll-free at (800) 549-6650. (Banks and brokers may call collect at (212) 269-5550.)

This press release is not an offer to sell or a solicitation of an offer to buy any security. The Tender Offer is being made solely pursuant to the Offer Documents.

The Tender Offer does not constitute, and may not be used in connection with, an offer or solicitation by anyone in any jurisdiction in which such offer or solicitation is not permitted by law or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such offer or solicitation.

In any jurisdiction in which the Tender Offer is required to be made by a licensed broker or dealer and in which the dealer manager, or any affiliates thereof, are so licensed, the Tender Offer will be deemed to have been made by such dealer manager, or such affiliates, on behalf of the Company.

The new notes offered pursuant to the Concurrent Offering have not been and will not be registered under the Securities Act, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act.

Forward-Looking Statements

This release may contain certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations and are subject to risks, uncertainty and changes in circumstances, which may cause actual results, performance or achievements to differ materially from anticipated results, performance or achievements. All statements contained herein that are not clearly historical in nature are forward-looking and the words “anticipate”, “believe”, “expect”, “estimate”, “plan” and similar expressions are generally intend to identify forward-looking statements. The Company is under no obligation (and expressly disclaims any such obligation) to update or alter its forward-looking statements whether as a result of new information, future events or otherwise. More detailed information about these and other factors is set forth in the Offer to Purchase.

About the Company

Empresas ICA, S.A.B. de C.V. is Mexico’s largest infrastructure company. ICA carries out large-scale civil and industrial construction projects and operates a portfolio of long-term assets, including airports, toll roads, water systems, and real estate. Founded in 1947, ICA is listed on the Mexican and New York Stock exchanges.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 27, 2014	Empresas ICA, S.A.B. de C.V. /s/ Gabriel de la Concha Guerrero Name: Gabriel de la Concha Guerrero Title: Chief Investment Officer